Exhibit 99.6

[WARBURG PINCUS LETTERHEAD]

May 5, 2005

ScanSoft, Inc.

9 Centennial Drive

Peabody, Massachusetts 01960

Attention: Paul Ricci

Re:	Commitment to Purchase Common Stock and Warrants

Dear Paul:

This letter shall serve as our irrevocable and binding commitment (this “Commitment”), the receipt and sufficiency of consideration for which is hereby acknowledged, to enter into an agreement to purchase $25 million of ScanSoft common stock, and warrants to acquire shares of ScanSoft common stock pursuant to the terms set forth in Annex A (the “Securities Purchase Agreement”), if you so elect and subject to the terms contained herein. The number of shares of common stock purchased will be based on the closing price of ScanSoft’s common stock on the trading date prior to execution of the Securities Purchase Agreement. The Securities Purchase Agreement will be signed contemporaneously with the signing of the Brahms Agreement (as defined below).

This Commitment shall expire at 5:00 p.m. Eastern Time on August 5, 2005 if ScanSoft has not entered into a binding definitive agreement with respect to the acquisition known as “Project Brahms” (the “Brahms Agreement”). Notwithstanding anything to the contrary contained herein, this Commitment shall not be binding upon us if: (i) the closing price of ScanSoft’s common stock on The Nasdaq National Market shall be less than $3.25 per share or more than $4.75 per share at the signing of the Securities Purchase Agreement, or (ii) if a Material Adverse Change (as defined in Annex A) to the Company shall have occurred since the date of this letter.

Very truly yours,

/s/    Jeffrey A. Harris

Managing Director

ANNEX A

FORM OF SECURITIES PURCHASE AGREEMENT